FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT
OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT
TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED

FILER: TRW INC.

SUBJECT COMPANY: TRW INC. (NO. 1-2384)

FILING: NORTHROP GRUMMAN CORPORATION'S REGISTRATION
STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

Northrop Grumman Corporation
Public Information
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-553-6262
Fax 310-556-4561

Northrop Grumman Contacts:	Frank Moore (media) (310) 201-3335
	Gaston Kent (investors) (310) 201-3423
TRW Contacts:	Jay McCaffrey (media) (216) 291-7179
	Ron Vargo (investors) (216) 291-7506

NORTHROP GRUMMAN, TRW REGISTRATION STATEMENT DECLARED EFFECTIVE

LOS ANGELES — Oct. 30, 2002 — Northrop Grumman Corporation (NYSE: NOC) and TRW Inc. (NYSE: TRW) today announced that the Registration Statement on Form S-4 filed by Northrop Grumman with the Securities and Exchange Commission (SEC) in connection with their pending shareholder meetings and merger transaction is effective. The Registration Statement contains the joint proxy statement/prospectus relating to the proposed acquisition of TRW by Northrop Grumman.

The companies said that their respective prospectus and proxy statement mailings would commence on Nov. 5.

Northrop Grumman Corporation is a $17 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With approximately 96,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

-more-

NORTHROP GRUMMAN, TRW REGISTRATION STATEMENT DECLARED EFFECTIVE

TRW provides advanced-technology products and services for the automotive, space & electronics, and systems markets. The company's news releases are available through TRW's corporate Web site www.trw.com.

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 that has been amended to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. The directors, certain executive officers and other employees and representatives of Northrop Grumman and TRW Inc. may be deemed to be participants in the solicitation of proxies for the shareholders meeting relating to the proposed merger. The joint proxy statement/prospectus contains important information regarding such potential participants and other important matters which should be read by Northrop Grumman and TRW shareholders before making any decisions regarding the merger. Copies of joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC's website at www.sec.gov as they become available.

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